January 25, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Quincy Gold Corp.
Amendment No. 2 on Form SB-2 Filed January 25, 2005
SEC File No. 333-116299

Quincy Gold Corp. (the “Company”) hereby requests withdrawal of its Amendment No. 2 to the Company's registration statement on Form SB-2 (File No. 333-116299) (the “Registration Statement”) as filed with the Securities and Exchange Commission on January 25, 2005.

Our filing agent incorrectly filed an initial registration statement as an amendment to the previous statement. The Registration Statement should have been filed under the "SB-2" form type.

Accordingly, the Company intends to re-file the Registration Statement under the correct form type. In pursuing this withdrawal request, the Company does not intend to affect the validity of any previous filing with respect to the Company’s Registration Statement.

No securities have been sold in reliance upon the Registration Statement. Based on the foregoing, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement.

If you have any questions or require further information, please contact John Legg at (604) 484-6290.

Yours Truly

“signed’
James Fairbairn
CFO

Head Office
309 Center Street
Hancock, MI 49930 USA